As filed with the SEC on November 21, 2002

SCHEDULE 14A
(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

AMENDMENT NO. 3 TO
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
SECURITIES EXCHANGE ACT OF 1934

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NATIONAL HEALTH & SAFETY CORPORATION
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(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NATIONAL HEALTH & SAFETY CORPORATION
3811 Bee Cave Road, Suite 210
Austin, Texas 78746
(512) 328-0433

DATE: **December 18, 2002**   PLACE: **5508 Highway 290 West, Suite 202**
TIME: **10 a.m.**   **Austin, Texas 78735**

Matters to be Voted on:

Shareholders who attend the meeting in person or by proxy will be asked to consider and approve the following items:

1.   Adopting an amendment to the Articles of Incorporation to effect a reverse stock split in which each Common and Preferred Shareholder would receive one share for each one hundred shares owned immediately prior to the adoption of the amendment, and to reduce the number of shares of authorized capital stock from 500,000,000 common shares to 100,000,000 common shares and from 50,000,000 preferred shares to 10,000,000 shares;

2.   Changing the name of the corporation to ADS Media Group, Inc.;

3.   Electing five directors to serve for the ensuing year;

4.   Approving 2002 Employees and Consultants Stock Option Plan;

5.   Approving engagement of Sprouse & Anderson, L.L.P., as our independent accountants; and

6.   Transacting such other business as may properly come before the meeting and any adjournment thereof.

Who May Attend and Vote at the Meeting:

Shareholders of record at the close of business on October 24, 2002, and valid proxy holders may attend and vote at the meeting. If your shares are registered in the name of a brokerage firm or trustee and you plan to attend the meeting, please obtain from the firm or trustee a letter or other evidence of your beneficial ownership of those shares to facilitate your admittance to the meeting.

We sent this meeting notice and proxy statement to shareholders on November   , 2002.

                                                  By Order of the Board of Directors

                                                  Gary J. Davis
                                                  Gary J. Davis, Chairman, CEO & President

TABLE OF CONTENTS

NATIONAL HEALTH & SAFETY CORPORATION
2002 PROXY STATEMENT

GENERAL INFORMATION ABOUT THE SHAREHOLDERS' MEETING

At the meeting, we expect to present only the items of business that are listed in the preceding Notice of Annual Meeting of Shareholders. The following pages explain these items in more detail. By returning your signed proxy, you authorize management to vote your shares as you indicate on these items of business.

Voting by Proxy

The board of directors of National Health & Safety Corporation solicits your proxy, using the enclosed form, to vote at the annual meeting of shareholders to be held December 18, 2002, and at any adjournment thereof. This proxy statement has information about the annual meeting and was prepared by our management for the board of directors. Your vote at the annual meeting is important to us. Please vote your shares of common stock by completing the enclosed proxy card and returning it to us in the enclosed envelope by 9 a.m. on December 18, 2002.

Changing or Revoking Your Proxy Vote

You may revoke your signed proxy at any time before it is exercised at the annual meeting. You may do this by advising our Secretary in writing of your desire to revoke your proxy, or by submitting a duly executed proxy bearing a later date. We will honor the proxy card with the latest date. You may also revoke your proxy by attending the annual meeting and indicating that you wish to vote in person.

Who May Vote

All common and preferred shareholders of record on the close of business on October 24, 2002, may attend and vote at the meeting. Each common shareholder is entitled to one vote per share. Each preferred shareholder (of both series A and series B preferred) is entitled to five votes per preferred share. On September 30, 2002, we had the following number of shares outstanding:

- 318,159,285 common shares;
- 1,645,928 series A preferred shares; and
- 16,584 series B preferred shares.

Voting in Person

Although we encourage you to complete and return your proxy to ensure that your vote is counted, you can attend the annual meeting on December 18, 2002, and vote your shares in person.

How Your Votes Are Counted

We will hold the annual meeting on December 18, 2002, if holders of a majority of the shares of common stock entitled to vote either sign and return their proxy cards or attend the meeting. If you sign and return your proxy card, your shares will be counted to determine whether we have a quorum even if you abstain or fail to vote on any of the matters listed on the proxy card.

If you mark "Abstain" with respect to any proposal on your proxy, your shares will be counted in the number of votes cast, but will not be counted as votes for or against the proposal. If a broker or other nominee holding shares for a beneficial owner does not vote on a proposal, the shares will not be counted in the number of votes cast.

This proxy statement and the accompanying proxy form will be mailed on or about November ___, 2002, to shareholders entitled to vote at the meeting.


RECENT DEVELOPMENTS
PROPOSED ACQUISITION OF ALTERNATIVE DELIVERY SOLUTIONS, INC.


The Acquisition

We have entered into an agreement to acquire all of the outstanding shares of the stock of Alternative Delivery Solutions, Inc. ("ADS"). The proposed acquisition will be accomplished through a stock exchange agreement with all of the shareholders of Alternative Delivery Solutions, Inc. ("ADS"), wherein the ADS shareholders will transfer all of their ADS shares to us in exchange for shares of our common stock. After the exchange, the ADS shareholders will own 75% of our outstanding common stock, including shares issuable on the conversion of preferred stock and exercise of warrants.

The acquisition of ADS is part of a comprehensive plan of refinancing and restructuring of our company. This plan includes the following features:

- We will conduct a one for 100 reverse stock split of our common and preferred shares. See Proposal 1: Reverse Stock Split, page 12.

- We have discontinued our medical benefits program and ceased that line of business.

- A group of investors led by one of our current directors and one of the directors nominated for election herein, together with another outside group will invest up to $1,000,000 in ADS in return for up to 41.667% of its outstanding stock.

- We will acquire ADS in an exchange offer in which the ADS shareholders acquire 75% of our post - reverse split shares. The exact exchange ratio will be based on the number of our shares outstanding at the closing of the exchange offer. Because we expect to issue additional shares of restricted common stock prior to the exchange offer to repay debt, as described below, we are not, at present, sure what the exact exchange ratio will be.

- We will change our name to ADS Media Group, Inc.

The resulting company will have new management and a new business plan, which we believe will have greater success potential than our current business.

The reverse stock split will convert all outstanding common and preferred shares to one share for each 100 shares now outstanding. Our outstanding stock options and warrants will be similarly adjusted. We will issue no fractional shares as a result of the reverse split; adjustments that result in a fraction of a share, option or warrant will be rounded up to the nearest whole share.

We will acquire no shares of ADS unless we acquire all of its shares. After the exchange, ADS will continue to operate as our wholly owned subsidiary, and we will be renamed ADS Media Group, Inc. Because the exchange is a stock for stock exchange between the ADS shareholders and us, no action to approve the transaction is necessary by our shareholders or those of ADS. ADS is a closely held company owned by 9 shareholders, who have all indicated they intend to accept the exchange offer if the acquisition plan, including the capital investment and the reverse stock split, are completed as outlined above. Our directors have indicated that they favor the acquisition and intend to vote for it at a board of directors' meeting to be called to approve issuance of shares for the exchange.

Financing for ADS. ADS will raise up to a maximum of $1,000,000 from sale of its common stock to a group of outside investors. ADS's shareholders are not obligated to complete the exchange unless ADS receives a minimum of $500,000 from the financing. If ADS receives the $1,000,000 maximum amount, the new investors who participated in the financing would own 41.667% of the outstanding ADS shares after the offering.

Options Issued to Current Management. On October 7, 2002, we issued options to purchase up to 25,000,000 of our common shares prior to the reverse split at $0.01 per share, with a term of five (5) years from October 7, 2002, to our existing management as compensation for past services.

Issuance of Shares to Discharge Debts. As of September 30, 2002, we had accrued a substantial amount of unpaid indebtedness, mainly in the form of accounts due for services provided to us by our consultants and by third parties. The reorganization plan and exchange agreement contemplates that these debts must be repaid or canceled prior to the exchange offer. We estimate that a substantial amount of these debts will be discharged by entering into agreements with our creditors to accept shares of our common stock in payment of the debts. The amount of stock that we will be required to issue to satisfy debts will depend on the value placed on our stock in agreements that we negotiate with our creditors. Based on the recent market prices of our common stock of between $0.001 and $0.002 per share, it may be necessary to issue substantially all of our remaining authorized but unissued pre-reverse split shares (approximately 145 million shares after subtracting shares reserved for issuance on the exercise of options or warrants or conversion of convertible securities), prior to the exchange offer, to repay these debts.

Conversion of ADS Warrant. In September 2002, ADS issued a warrant to purchase 2,143 shares of ADS common stock to a consulting firm as payment for, among other things, consulting services in developing a business plan with which to seek financing, and additional warrant(s) may be issued to the consulting firm to purchase up to a total of 7,143 shares of ADS common stock. In the exchange offer, the ADS warrant(s) will convert to a warrant to purchase our common shares at the same exchange ratio as the ADS shareholders receive. Based on the exchange offer described above, and estimating that we have issued another 145,622,583 common shares to satisfy debts prior to the reverse stock split and the exchange offer, the warrant to purchase 2,143 shares of ADS common stock would covert to a warrant to purchase 214,300 shares of our common stock, or in the event the warrant(s) entitled the holder to purchase 7,143 shares of ADS common stock, such warrant(s) would convert to a warrant to purchase 7,143,000 shares of our common stock, in either case after giving effect to the one for 100 reverse stock split, based on the number of shares, options and warrants outstanding on September 30, 2002.

Shares Outstanding after the Refinancing. The ADS shareholders will own 75% of the outstanding capital stock of the corporation after the exchange offer, after giving effect to the conversion of all outstanding preferred stock and exercise of all of our options and warrants outstanding immediately prior to the exchange. Thus, based on the number of common shares outstanding on September 30, 2002, after the reverse stock split, issuance of shares in payment of debts, and the exchange offer, we expect that we would have approximately 20,000,000 common shares issued and outstanding (including shares issuable on conversion of preferred stock and exercise of options and warrants, but excluding any ADS warrants), calculated as follows:

	Common Shares (After Reverse Split)
Owned by existing common shareholders	3,181,593
Issuable on conversion of series A preferred	82,295
Issuable on conversion of series B preferred	830
Issuable on conversion of outstanding warrants	29,056
Issuable on exercise of options to management	250,000
Issued to settle existing debts (estimated)	1,456,226
To be issued to ADS Shareholders in exchange	15,000,000
Total	20,000,000*

* Note: Excludes shares issuable on exercise of ADS warrant(s), ranging from a minimum of 214,300 shares to a maximum of 714,300 shares.

Shares Eligible for Future Sale. Immediately after the exchange offer, only approximately 2.3 million shares will be eligible for sale in the secondary market without first being registered under the Securities Act of 1933. The shares of our common stock that would be issued to ADS shareholders in the exchange offer, including those shares issued to new investors in the private placement and shares issuable on exercise of the ADS warrant described above, and the shares issued to our creditors and options issued to our management, will all be restricted securities as that term is defined in Rule 144 of the Securities and Exchange Commission. These shares will be issued in reliance on the exemption from securities registration requirements contained in Section 4(2) of the Securities Act of 1933.

As part of the exchange agreement, certain of the ADS shareholders will have the right to demand that we register, at our expense, any or all of our shares they receive under the Securities Act of 1933. In addition, we have agreed to register under the Securities Act of 1933, the shares issuable on exercise of stock options issued to management and shares issued to settle existing debts. If those shares later become registered for sale, the public float of shares which are eligible for sale in secondary market transactions would increase from approximately 2.3 million common shares to approximately 16.2 million common shares (not including shares issuable on the conversion of Series A Preferred Stock, Series B Preferred Stock, warrants or options).

Reason for Restructuring. Both our management and the ADS management believe that the combination of the two companies will enhance the ability to attract capital for the purposes of growing the business of ADS. The business prospects of ADS's succeeding and enhancing shareholder value are greater than the prospects were for HealthVIP and MedSmart. Furthermore, ADS believes that having a publicly traded stock will improve its success of acquiring other companies in the future that are strategic to its business. In anticipation that the exchange will take place relatively soon after the completion of our shareholders' meeting, two of the principal officers of ADS have been nominated for election to our board of directors.

The Business of ADS

ADS was founded in San Antonio in October of 2001 and provides turnkey direct marketing support services, with an emphasis on alternate (i.e., door to door) delivery. Alternate delivery involves the creation, packaging and delivery (usually on the doorknob of homes) of solo marketing pieces and Co-op marketing programs containing between 2 and 7 pieces of direct marketing material (e.g., brochures, coupons, advertisements and other offerings) to targeted audiences. In addition to alternate delivery, through outsourcing arrangements ADS provides its clients access to full service direct marketing, printing, list procurement, database management, fulfillment and telemarketing. ADS' management is combining their extensive expertise and relationships in direct marketing with sophisticated demographic, tracking, and verification technology to deliver extremely high quality direct marketing services, capable of producing gross margins of up to 50%.

Utilizing sophisticated mapping software, ADS targets very specific audiences, geo-demographically, down beyond the Zip Code level, to Census Block Groups and even further to Micro-Grids of 1/16 th of a mile within the delivery zone. In other words, ADS can identify the specific neighborhoods that meet the client's specific target audience demographic (for example, Hispanic households with pre-determined income levels).   Further, ADS provides its clients with state of the art tracking and verification of actual deliveries to the target audience. Clients can track their alternate delivery programs on-line. This is a significant difference to the Zip Code saturation mentality of direct mail, and the cost per thousand to the client for an alternate delivery program can be substantially less than the aggregate costs of direct mail through the US Postal Service, and other direct marketing mediums such as newspapers. This is the value proposition that ADS offers to all of its national, regional and local clients. Client references include large direct marketing aggregators like Vertis and Sunflower Group and larger companies wanting direct marketing services, like Sprint PCS and MediaCom.

Alternative delivery as a marketing medium can be highly effective, roughly 2 to 3 times more effective than conventional (i.e., through newspaper inserts or directly in the mailbox) direct marketing. This is a principal reason why major companies and aggregators are interested in working with ADS. The use of this medium by national advertisers is fairly new, and ADS will seek to achieve market dominance in many major markets over the next 18-24 months.

Repeat business is anticipated, as companies, agencies, and aggregators introduce new offerings and target new regions and new audiences. Accordingly, ADS anticipates its internal growth to accelerate very quickly by continuing to service existing clients and exponentially by adding new clients. In addition, ADS anticipates it will be in a position to acquire businesses in the highly fragmented alternate delivery industry by using their stock as a currency, assuming they can deliver on their internal growth projections and increase the market valuations of the common stock of ADS Media Group, Inc.

Properties of ADS

ADS presently leases office space at 10942 Wye Drive, Suite 203, San Antonio, Texas 78217. ADS has recently negotiated a new lease for its re-location, located at 15454 Tradesman, San Antonio, Texas 78249, which is in Northwest San Antonio. The space contains a total of 28,000 square feet, of which approximately 8,000 square feet is finished office area and the balance is warehouse/assembly space. The new lease is for three (3) years, with the total rent being approximately $10,000 per month in year one, increasing to $11,000 per month in years two and three. ADS anticipates occupying the new space by December, 2002.

Stock of ADS

ADS is a closely held company owned by 9 shareholders and there is no public trading market for ADS's stock. ADS has not and does not expect to pay cash dividends on its stock, but there are no restrictions that limit dividend availability. ADS has no equity compensation plans.

Management of ADS

Clark R. "Dub" Doyal, Chairman & CEO, has more than 30 years of experience in all aspects of commercial printing and direct and alternative marketing.

James D. "Jim" Schell, President, has more than 20 years of experience with Southwestern Bell ("SBC"), running many of their direct marketing programs, including their very successful coupon program.

Each executive's network of relationships is impressive and they each have won the respect of numerous large clients. Jim Schell, in leaving SBC, abandoned an annual compensation package in excess of $250,000 for the opportunity to become President and own roughly 20% of ADS.

Mr. Doyal and Mr. Schell have been nominated for election to our board, and their biographies are more fully described in Proposal 2: Election of Directors, pages 16-17.

Curtis A. White, Chief Operating Officer, was recruited from a long marketing and operations career servicing large national accounts that required multilevel hands-on supervision to interface with existing external channels for order placement and operations support.

Accounting for the Acquisition

For accounting purposes the combination will be treated as a "reverse acquisition" in which ADS will be treated for accounting purposes as the acquiring company. As the accounting acquirer, ADS would recognize goodwill resulting from the combination, to the extent that the price deemed to be paid for our company exceeds our net assets at the time of the acquisition.

Because we expect to discharge all of our liabilities prior to the combination with ADS, and because we will still have assets (consisting primarily of goodwill from our bankruptcy reorganization in 2001) in an amount approximating the consideration which will be deemed to be paid by ADS in the reverse acquisition, we expect that the amount of goodwill to be recognized by ADS will be insignificant. If we were to complete the combination with a substantial amount of liabilities remaining on our financial statement because we are unable to discharge them, or if our assets were significantly impaired, ADS might be required to recognize a significant amount of goodwill in the reverse acquisition.

The exchange is structured so that our shares that are received by the ADS shareholders will be received in a tax-free exchange under the Internal Revenue Code of 1986. The tax basis of our common stock received by the ADS shareholders will be the same as the basis they had in their ADS shares. Likewise, the exchange will not constitute a taxable transaction for our company or our shareholders.

Shortly after the closing of the exchange offer, we expect to file a Report on Form 8-K, and within 75 days of the exchange we will file an amended Report on Form 8-K which will contain audited financial statements for ADS as well as unaudited, pro forma information for the combined companies.

Financial Information

Enclosed with this proxy statement are copies of our annual report on Form 10-KSB for the year ended December 31, 2001, which contain audited financial statements for the fiscal years ended December 31, 2001 and 2000, and our most recent quarterly report on Form 10-QSB for the quarter ended September 30, 2002, which contains unaudited financial statements for the first nine month of this year.

This proxy statement includes internal, unaudited financial statements of ADS for its first, partial fiscal year ended December 31, 2001, and for the nine months ended September 30, 2002, beginning on page A-1. This proxy statement also includes unaudited, pro forma financial information for the combined entities, ADS and NHLT, assuming the stock exchange had been consummated as of December 31, 2001, beginning on page P-1. The pro forma financial information assumes that ADS is the acquiring entity in a reverse acquisition.

Alternative Delivery Solutions, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

During the end of 2001 and first nine months of 2002, ADS created the systems needed for the future anticipated national distribution of solo and co-op marketing and advertising programs, including negotiating with local direct delivery distributors in several locations. It included evaluating the possibility of creating a proprietary system to perform high level mapping and demographic profiles for its future customer base. ADS also constructed a business model that would include the different revenue channels that had been identified for the growth of the company. Much time was spent in building vendor relationships at favorable prices to give ADS a competitive edge with its largest competitors, i.e., the U.S. Postal Service and newspapers. ADS also spent considerable time and travel in establishing relationships for the acquisition of an extended sales force via larger national marketing companies to represent ADS, including Vertis, RR. Donnelley, The Sunflower Group, and Hispanic Broadcasting Corporation. The sales generated by ADS were generally of a test nature for marketers that had not used ADS for door delivery media, or those that had been skeptical of door delivery due to past experience.

Partial Fiscal Year from Inception (October 22, 2001) to December 31, 2001

ADS began operations in October 2001. During its first, partial fiscal year, it earned revenues of $76,283 from the printing and distribution of advertising materials for customers, primarily in door-to-door, alternate delivery marketing campaigns. Gambrinus, the national distributor in the U.S. for Corona, Moosehead, Shiner beer and other brands, started utilizing ADS for fulfillment to build marketing and advertising kits for their local distributors nationwide. Cost of goods sold consisted primarily of the cost of producing the marketing materials and the use of third party contractors and the United States Postal Service to distribute them to homes. ADS realized gross profit from its initial campaigns of $21,268 before selling, general and administrative and other expenses.

Selling, general and administrative expenses of $109,722 in 2001 consisted of the company's start-up expenses, payroll expenses and costs of making initial contacts with potential customers. After deducting these expenses, depreciation and negligible other income and expenses, ADS had a net loss of $88,491 in its first, partial fiscal year.

Nine Months Ended September 30, 2002

ADS continued to expand its advertising business during 2002 with the addition of several significant customers. Sales activities consisted primarily of the printing and distribution of advertising materials for customers, primarily through door to door, alternate delivery marketing campaigns. The advertising business generated sales of $678,815 in the first nine months of 2002, and incurred $465,753 in cost of goods sold, which consisted primarily of the production and distribution of materials used on advertising campaigns.

Inventiva, a well know Hispanic advertising agency, placed an order to deliver 50,000 bags of flour along with coupons and pre-made tortillas to a test market, instead of using a direct mail campaign. Direct mail was determined to be cost prohibitive, and the cost from ADS to deliver to the door was approximately 20% of the normal cost using other distributors. According to Inventiva, results from the campaign were highly successful and additional distribution has been planned for 2003.

Pilgrim's Cleaners, a large regional laundry group based in Texas, contracted with ADS to deliver an advertising kit, consisting of coupons and a laundry bag for home pick-up, to the door of targeted homeowners. Pilgrim had previously used their own internal work force for this strategy. Using ADS, Pilgrim increased their sales, due to better distribution and verification of delivery by ADS. ADS has delivered approximately 100,000 homes for Pilgrim's Cleaners in this ongoing campaign.

MediaCom, a telephone directory publisher, contracted with ADS to deliver their books in the Houston, Texas area. Previous distribution by Mediacom had been poor, with missing books and less than full coverage. ADS delivered approximately 400,000 books on time and with full distribution.

Bromley Communications, one of the top companies in the Hispanic marketing industry, placed an order with ADS to deliver to 100,000 South Texas households for Procter and Gamble's Pampers division. The objective of this project was to survey and send out coupons for new mothers to get competitive information against a direct competitor, Huggies.

ADS performed a test campaign for Time Warner Cable for their DSL Internet service to compete with Dish Network and Direct TV. This delivery went to approximately 20,000 homes.

Sprint PCS, through their corporate division, offered their dealers a co-op buying program with ADS for the print and distribution of door hangers. Dealer participation in the first phase was for approximately 200,000 door hangers. This is an ongoing program, with ADS adding more dealers for each new campaign.

Suburban Directories, a small market yellow page publisher, asked ADS to take over their distribution previously handled by them internally. ADS made approximately 35,000 deliveries.

Sunflower Group, a large national sampling company, reached an agreement in principal with ADS to provide total market coverage in areas that newspapers usually do not reach, or to supplement what coverage currently exists. ADS contracted with Sunflower and successfully completed a national distribution of advertising for Target Stores to 300,000 homes.

Whataburger, a national fast food chain, converted from a marketing program of direct mail, to a program using door distribution of special offering door hangers. Used in both grand openings and existing store promotions, it has become the staple of their marketing program.

Three San Antonio auto dealers (Red McCombs Ford, Northside Ford and Alamo Toyota) tested a marketing program to 200,000 homes, using door delivery as opposed to newspaper, direct mail and broadcast. The results were successful, according to the clients.

Lord and Lasker, a Florida advertising agency, launched a door to door campaign through ADS for the Tampa Convention and Visitors Bureau to a 5 state area, covering 400,000 households.

Aaron Brothers, a California based framing company, tested the Dallas market with a 100,000 household delivery in the Hispanic market, with positive results reported by the client, even though Aaron Brothers had no stores within a 10 mile area of the designated drops.

Domino's Pizza switched from hiring their own crews in the South Texas market and contracted with ADS to provide the service at a higher cost, in order to provide guaranteed delivery and verification. This business is increasing, with referrals to other franchised operations. Delivery to approximately 600,000 homes was completed.

Auto Value/Bumper to Bumper, a national wholesaler to 5800 independent dealers of auto parts, contracted with ADS to perform a test in the Chicago market, as opposed to newspaper and direct mail. About 100,000 homes were delivered. As a result of this campaign, Auto Value committed to a dealer program for 2003.

Capital Resources and Liquidity

ADS had current assets of $201,325 at September 30, 2002. Its organization and initial operations were funded from loans from the company's founders and equity investments from individual investors. Subsequent to September 30, 2002, ADS raised $300,000 in a private placement of its common stock from accredited investors. ADS expects to raise an additional $450,000 to $700,000 prior to year-end from additional stock sales in exempt transactions. ADS believes that it has sufficient liquidity for the short term and that it will not be necessary for ADS to raise additional capital in the next 12 months, beyond its current plans to raise up to $700,000.

Operating Activities: For the nine months ended September 30, 2002, operating activities used $378,163, as ADS incurred expenses for expansion of its marketing campaigns and costs associated with developing the company's infrastructure. For the partial fiscal year ended December 31, 2001, ADS used $67,037 in operating activities primarily to fund start-up expenses and conduct its initial marketing campaigns.

Investing Activities: ADS expended $74,894 during the first nine months of 2002 and $5,866 in fiscal 2001 to purchase computer equipment and office furniture required to commence operations.

Financing Activities: ADS borrowed $524,762 from private investors, including its founders, in the first nine months of 2002 in order to finance beginning operations. During 2002 the company borrowed $111,000 from an individual investor, who later converted this amount, along with $100,000 loaned in 2001, into equity in ADS. Additionally, in 2002 the company borrowed $50,000 from an individual investor with repayment terms of less than one year and it received cash and equipment from one of its founders in exchange for a note with no repayment terms.

REDIRECTION OF FOCUS OF THE COMPANY

Since our bankruptcy reorganization was consummated in early 2001, we have concentrated on the redevelopment and redeployment of discount healthcare products and services to the general public. From 1993 to mid-2001, we offered these services through a membership program called POWERx. From mid-2001 to the present we have offered similar membership services under the brand, HealthVIP. Our annual report on Form 10-KSB, which accompanies this proxy statement, explains our history and our operating results through the end of 2001.

We have been unsuccessful in our marketing efforts for these products. In July 2002, we launched a new, targeted e-mail marketing campaign to promote HealthVIP through a third party e-mail marketer. This campaign also failed. As a result, we have decided not to spend any more company resources on marketing discount healthcare services, and we are phasing out the HealthVIP program. We expect to close our discount healthcare operations before the ADS exchange offer occurs. After the proposed acquisition, we will concentrate only on the operations of ADS.

Because we are discontinuing HealthVIP, we expect that by the time of the shareholders' meeting, we will have virtually no active business operations. Our future success will depend on the success of ADS.

GRANTS OF OPTIONS BY THE COMPANY

On October 7, 2002, our board of directors authorized the issuance of options to purchase 25,000,000 pre-reverse split shares of our common stock to consultants. We expect that we will file a registration statement on Form S-8 to register the shares to be issued under this grant. The closing bid price for our common stock on October 7, 2002, was less than one cent per share. The following table summarizes the benefits or amounts of stock granted under these options.


Awards to Individuals

Name	Exercise Price	Total Options
Gary J. Davis	$0.01	9,000,000
Garett D. Davis	$0.01	7,500,000
Robert M. Scott	$0.01	5,000,000
Gary R. Ennis	$0.01	2,500,000
Oralia Dominguez	$0.01	1,000,000


ITEMS OF BUSINESS

Proposal 1:   REVERSE STOCK SPLIT

> The board of directors recommends a vote FOR the adoption of an amendment to the Articles of Incorporation, effecting a reverse stock split and reducing the number of shares of authorized capital stock of the corporation.

Amendment to Articles of Incorporation

The Board of Directors has approved and submits to the shareholders an amendment to the Articles of Incorporation to:

- effect a one for one hundred reverse stock split of the presently outstanding shares of Common and Preferred Stock; and
- to reduce the number of authorized shares of Common Stock from 500,000,000 to 100,000,000 and the number of authorized shares of Preferred Stock from 50,000,000 to 10,000,000.

New Common Shares will be issued to shareholders in exchange for their Old Common Shares in the ratio of one New Common Share for each 100 Old Common Shares held, thus effecting a one-for-one hundred, reverse stock split. Similarly, new series A and series B preferred shares will be issued to preferred shareholders in exchange for their old series A and series B preferred shares in the ratio of one new series A preferred share for each 100 old series A and series B preferred shares held.

The exercise price and shares issuable upon exercise of all outstanding warrants and options will otherwise be adjusted to account for the reverse stock split.

If the shareholders approve the reverse stock split, the reverse split will become effective on the date that the articles of amendment are filed with the Utah Secretary of State, as soon as practicable after the shareholders' meeting. The text of the proposed amendment to the Articles of Incorporation is attached to this proxy statement as Exhibit A.

After the reverse stock split we could have about 5 million common shares outstanding (fully diluted - including shares issuable on conversion of preferred stock, exercise of stock options, and shares we expect to issue to repay debts). Upon completion of the ADS acquisition, we would have about 20.2 million shares outstanding (fully diluted).

The proposed amendment to the articles of incorporation reduces the number of authorized common shares from 500,000,000 to 100,000,000 shares. Thus, after the reverse split and the ADS acquisition, we would have approximately 79.8 million authorized but unissued shares. The board of directors could approve the sale and issuance of these shares without any additional approval from shareholders. Any additional issuances could further reduce the percentage ownership of the existing shareholders

We have no plans to sell or issue any of the authorized and unissued shares, other than to issue shares to the ADS shareholders in the proposed acquisition and to reserve 35% of our outstanding shares (7 million shares, after the ADS acquisition) for issuance pursuant to the stock option plan we are asking shareholders to approve in proposal number 4.

Reason for Reverse Split

Our Old Shares are traded in the over-the-counter market and quotations are published on the OTC Bulletin Board under the symbol "NHLT," and in the National Quotation Bureau, Inc. "pink sheets" under "National Health & Safety Corporation." The closing bid price of our currently outstanding shares was quoted on the OTC Bulletin Board at less than one cent per share on September 30, 2002. From August 30, 2002, to September 30, 2002, the high and low bid prices per share were less than one cent, and the high and low daily trading volumes were between 267,800 shares and 0, with average volume of 35,853 shares daily. We believe that it is in the best interest of our company and our shareholders to consolidate the number of authorized, issued, and outstanding shares and thereby raise the book value per share, in hopes of creating an active trading market and increasing the price per share of our stock.

Based on the typical effect that reverse stock splits have had on prices of securities of other corporations, we believe that the reduction of the number of outstanding shares and the corresponding increase in book value per share that will be effected by the proposed reverse stock split may cause the trading range of our common stock to increase. We cannot be sure that approval of the reverse stock split will in fact have a favorable effect on trading volume or price.

Regardless of whether the price of our stock increases after approval of the reverse stock split, we believe that the effect of reducing the total number of outstanding shares will be favorable because it will increase the book value per share of our shares.

Our agreement with the ADS shareholders to acquire all outstanding shares of ADS requires us to execute the proposed reverse stock split. The reason for this requirement is to improve our capital structure prior to the acquisition, to increase the likelihood of developing an active trading market for our shares. If our shareholders do not approve the reverse split, the ADS shareholders could decide not to complete the ADS acquisition. We do not have an alternate plan to complete the ADS acquisition if the reverse split is not approved. Because we believe the reverse split will improve our capital structure regardless of whether the ADS acquisition is eventually completed, our board of directors recommends approval of the reverse split even if, for any reason, we do not make the ADS acquisition.

Capitalization

The following table indicates our capitalization as of September 30, 2002, and pro forma after giving effect to the proposed one-for-one hundred reverse stock split.

		9/30/2002 (Unaudited)	Pro forma (Unaudited) as of 9/30/2002 after giving effect to reverse stock split
Total liabilities	$	816,161	$ 816,161
Stockholders' Deficiency			
Common Stock, $0.001 par value, authorized 500,000,000 shares, issued and outstanding 318,159,285 shares as of September 30,2002, 3,181,593 shares pro forma after reverse stock split	$	318,159	$ 3,181
Series A Preferred Stock, $0.001 par value, authorized 4,000,000 shares, issued and outstanding 1,645,928 shares as of September 30, 2002, 16,459 shares pro forma after reverse stock split	$	1,646	$ 17
Series B Preferred Stock, $0.001 par value, authorized 600,000 shares, issued and outstanding 16,584 shares as of September 30, 2002, 166 shares pro forma after reverse stock split	$	17	$ 1
Additional paid in capital	$	5,679,450	$ 5,679,450
Accumulated deficit	$	(1,571,117)	$ (1,254,495)
Deficit accumulated during development stage	$	(4,539,629)	$ (4,539,629)
Total stockholders' deficiency	$	(111,474)	$ (111,474)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	704,687	$ 704,687
Book Value per Common Share (fully diluted)	$	0.0022	$ 0.2158

Modification of Rights of Security Holders as a Result of the Reverse Stock Split

If the reverse stock split is approved at the shareholders meeting, each Old Share will automatically be reclassified as and changed into the appropriate New Shares at the rate of one New Share for every one hundred Old Shares outstanding immediately prior to the effective date of this Article. Upon receipt by the Secretary or Transfer Agent of a certificate or certificates representing Old Shares outstanding when the reverse stock split if adopted, the Secretary or Transfer Agent shall cancel such surrendered certificate or certificates on the books of the Corporation and issue to the holder a new share certificate or certificates, for one share of New Stock for each one hundred such shares of currently outstanding Old Stock so surrendered. No other rights or preferences of the Common or Preferred Stock will change as a result of the reverse stock split.

No fractional shares of New Stock or script certificates will be issued as a result of the reverse stock split. If the conversion of any shares of Old Stock results in a fraction, the number of shares to be issued to that shareholder will be rounded up to the nearest whole share.

Shareholders who wish to have certificates for the New Stock issued in their name may receive them without charge. If shareholders wish to have certificates for New Stock issued in the name someone other than the name in which the Old Stock is held, they may be required to pay any transfer tax payable on the transfer of the shares. The Transfer Agent may require the transfer tax to be paid in the amount of such tax or shall have established to our satisfaction that such tax has been paid.

Upon the conversion of shares of Old Stock under the reverse stock split, the shares of Old Stock surrendered pursuant to the conversion shall be canceled and not again reissued.

No dividends are in arrears or default as to any Old Shares to be converted to New Shares in the proposed reverse stock split.

NHLT has no plans to issue additional shares after the reverse stock split, other than the shares to be issued in the acquisition of ADS and those reserved for issuance pursuant to the proposed stock option plan.

Transfer Agent

Our Transfer Agent is Interwest Transfer Company, 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117 (telephone 801-272-9294).

A majority of the shares able to vote is required to approve the reverse stock split.

Proposal 2: NAME CHANGE TO ADS MEDIA GROUP, INC.

The directors recommend a vote FOR the amendment to the articles of incorporation to change the name to ADS Media Group, Inc.

As part of the acquisition of ADS and redirection of our focus, we propose to change the name of the company to ADS Media Group, Inc. The new name will accurately reflect the new business of the company – Alternate Delivery Solutions and development of an integrated group of marketing services. The name change requires an amendment to the articles of incorporation, which must be approved by the shareholders.

The directors recommend a vote FOR the amendment to the articles of incorporation to change the name to ADS Media Group, Inc.

A majority of the shares able to vote is required to approve the name change.

Proposal 3: ELECTION OF DIRECTORS

> The board of directors recommends a vote FOR the election of each of the following five nominees for director.

Five directors will be elected to serve on our board of directors until the next annual assembly of shareholders or until their successors are elected and qualified. Two of the five currently serving directors have been nominated for reelection to the board. The remaining three are not seeking reelection.

Voting

The five nominees receiving the highest number of votes will be elected. Signed proxies received will be voted for the election of the nominees listed in this proxy statement, all of whom have agreed to serve if elected. Should any of the nominees become unavailable at the time of the meeting to accept nomination or election as a director, the proxy holders named in the enclosed proxy will vote for substitute nominees at their discretion. Votes withheld for a nominee will not be counted. No cumulative voting is allowed.

Nominees for the Board of Directors

Proxies solicited by the board of directors will be voted in favor of each nominee unless shareholders specify otherwise in their proxies. The following pages describe the nominees for director, including their principal occupations for the past five years, certain other directorships, age, and length of service on our board. Membership on board committees, attendance at board meetings, and ownership of our stock are indicated in separate sections following the individual resumes of the nominees.

As part of the exchange agreement with ADS, upon consummation and closing of the exchange offer, which will take place after our annual shareholders' meeting, one of the nominees for director – Jimmy E. Nix, II – will submit his resignation as director, to permit the remaining directors, to select his replacement. Our bylaws permit the remaining directors to fill vacancies on the board.

Upon closing of the ADS exchange offer, Mr. Davis and Mr. Nix will resign their positions as officers of our company.

Each nominee has agreed to be named in this proxy statement and to serve as a director if elected. The ages listed are as of October 24, 2002.

Name	Age	Positions Held
Gary J. Davis	49	Chief Executive Officer, Chairman, President, and Director
Jimmy Nix II	30	Chief Accounting Officer and Director
Clark R. "Dub" Doyal	54	Nominee
Bryan Forman	40	Nominee
James D. (Jim) Schell	43	Nominee

Nominee Profiles

Gary J. Davis is our chairman, president, CEO and a director. Additionally, Mr. Davis is the founder, president, CEO and sole shareholder of First Advisors, Inc., the business of which is investing private investment capital in start-up and early stage companies. Since 1973, Mr. Davis has spent a major portion of his career in a wide range of capital raising endeavors, including debt and equity for real estate ventures and private equity capital for business ventures. Additionally, Mr. Davis is a director of Ashley Laurent, Inc., a software company offering integrated network security solutions, a former director of Collins Financial Services USA, Inc., a financial services holding company with subsidiaries involved in distressed consumer debt investment and collections, based in Austin, and a principal of numerous other private investment partnerships and limited liability companies. Mr. Davis has been our chairman, president and CEO and a director since February 9, 2001.

Jimmy E. Nix, II is our chief accounting officer and a director. Mr. Nix has served in a number of financial management positions in the healthcare services field, most recently as financial manager for MD Productivity, a medical software company, and as a senior accountant with Barton Creek Health Care. Mr. Nix received his B.B.A. in accounting from The University of Texas at Austin. Mr. Nix has been one of our directors since February 9, 2001 and chief accounting officer since July 2, 2001.

Clark R "Dub" Doyal, chief executive officer of Alternative Delivery Solutions, Inc., has over 30 years experience in printing and direct marketing, having owned and built a number of successful companies during his career that provided marketing services. In 1981, Mr. Doyal started a printing business called Clear Visions Printing, to compete with approximately 140 other printers in San Antonio. Mr. Doyal graduated from Louisiana State University.

James D. (Jim) Schell, president of Alternative Delivery Solutions, Inc., was recently recruited to lead the effort to build national client relationships, along with providing marketing support specific to ADS's product development and marketing strategy. For the 20 years before his move to ADS, Mr. Schell worked for SBC Communications, Inc., focusing on development and implementation of numerous regional and national product initiatives. He also spent 8 years managing regional sales operations for Southwestern Bell Yellow Pages. Mr. Schell received his B.B.A. in Marketing from Texas Tech University.

Bryan Forman has provided legal services to our company as outside counsel since April 2002 Since May 2002, Mr. Forman has been a manager of Austin Capital, LLC and a partner of Stack/Forman, LLP. Mr. Forman serves as founder and co-manager of The Privet Fund, LP, a hedge fund specializing in the private finance of publicly traded companies. Since 1991, Mr. Forman has focused his career in the ownership and executive management of three NASD registered broker-dealers, most recently serving as chairman and chief executive officer of First Avantus Securities, Inc. from January 1996 until April of 2002. Mr. Forman continues to hold an NASD Series 7 license with First Avantus. Mr. Forman has served as a member of the District Committee for District 6 of the National Association of Securities Dealers Regulation since 2000. He was appointed vice chairman in 2001 and chairman in 2002. He also serves on the Small Firm Advisory Board and the Advisory Council for the National Association of Securities Dealers Regulation. Mr. Forman is an attorney licensed to practice in Texas and periodically serves as an arbitrator in the securities industry.

Board of Directors' Committee Assignments

We have no standing committees of the board of directors.

Compensation of Directors

During 2001 we issued 1,500,000 shares of common stock to each of Eugene Rothchild and James Kennard, respectively. This stock bonus was issued as compensation for their efforts and work as directors during our bankruptcy and reorganization. Directors are reimbursed for expenses incurred for attendance at board meetings.

Executive Compensation

The following table summarizes the compensation of our chief executive officer and our other most highly compensated executive officers and our subsidiaries during 2001, our most recently completed fiscal year.

(a)[1]	(b)	(c)	(d)	(e)
				Other Annual
Name, Title	Year	Salary	Bonus	Compensation
James Kennard, Chief Executive Officer[2]	2001	-0-	-0-	$6,000
Gary J. Davis,[3] Chief Executive Officer	2001	$25,000[4]	-0-	$30,000

[1] James Kennard served as chief executive officer until February 2001. Gary J. Davis has served as chief executive officer from February 2001, through the present.

[2] On May 10, 2001, our board of directors awarded Mr. Kennard 1,500,000 shares of common stock for his services as director and chief executive officer during the bankruptcy. We recorded a general and administrative expense of $6,000 in connection with this issuance. The closing share price of our common stock on May 10, 2001 was $0.04 per share. We valued the stock at $6,000 ($0.004 per share) because it was restricted stock and because it could not be sold without materially depressing the market price, considering the low trading volume of our shares.

[3] Mr. Davis' compensation includes compensation paid to First Advisors, Inc., described below. First Advisors received 7,500,000 shares of restricted common stock, issued in 6 installments of 1,250,000 shares each between June 4, 2001 and October 24, 2001. We recorded an expense of $30,000 in connection with the stock issuance. Our closing share price on the dates we issued shares to First Advisors ranged between $0.04 and $0.01 per share. We valued the stock at $30,000 ($0.004 per share) because it was restricted stock and also because it could not be sold without materially depressing the market price, considering the low trading volume of our shares.

[4] Mr. Davis received $25,000 as an employee of our wholly owned subsidiary, MedSmart Healthcare Network, Inc.

Consulting Agreement with First Advisors

On May 7, 2001, we entered into a management services agreement with First Advisors, Inc., of Austin, Texas, in which Mr. Davis agreed to provide ongoing operational support for us in regard to implementation of the new business plan, management of our day to day affairs, Medsmart Healthcare Networks, Inc. and HealthVIP, LLC, and each company's strategic and professional relationships. The agreement was negotiated between First Advisors and our directors other than Mr. Davis. The board approved the agreement, with Mr. Davis abstaining from the vote.

Founded in 1996, First Advisors is a privately held corporation owned by Mr. Davis. First Advisors (and its affiliates) serves as general partner of investment limited partnerships that invest in start-up and early stage business ventures, primarily in the software, Internet and financial services industries. An investment partnership affiliated with Mr. Davis provided capital to us in January to facilitate our reorganization plan. First Advisors also provides business consultation services, such as marketing, sales, technology and strategic thinking, to its portfolio companies and other third party clients. The consulting relationship expires on April 30, 2003, unless either party gives 30 days notice of canceling the relationship. Prior to closing of the ADS exchange offer, we will terminate the Management Services Agreement with First Advisors.

As of November 1, 2001, we agreed to pay First Advisors the greater of $60,000 per month, or an amount equal to 20% of our monthly gross consolidated profits. In July 2002, the dollar amount was reduced to $30,000 per month. For the purposes of the Management Services Agreement, "gross profits" are defined as all revenue generated by us and our affiliates on all business facilitated by First Advisors, Inc., less any payable commissions to third parties. Mr. Davis is personally providing services under the Management Services Agreement with us and thus is being compensated through First Advisors. He has not received a salary for his role as our President and CEO since March 2001. Upon termination of the Management Services Agreement, we will continue payment on all business originated or facilitated by First Advisors, Inc. during the term of the agreement.

2001 Stock Option Plan

Our board of directors adopted a stock option plan in July 2001, but that plan was never submitted to a shareholder vote. We have revoked that plan and canceled all of the options that were granted under it. No options were ever exercised under the 2001 option plan. We are submitting a replacement plan for shareholder approval, as described in Proposal 4, page 23.

Aggregated 2001 Option Exercises and Year-End Values

None of the executive officers named in the Summary Compensation Table exercised any stock options or stock appreciation rights in 2001, 2000, or 1999. The following table summarizes the number and value of all unexercised stock options held by those executive officers at the end of 2001. All of the options listed in the table below were canceled in 2002 without being exercised.

(a) Name[1]	(b) Number of Underlying Options/SARs Exercised	(c) Value Realized	(d) Number of Securities Underlying Options/SARs at FY-End (#) Exercisable/ Unexercisable	(e) Value of Unexercised Options/SARs at FY-End ($) Exercisable/ Unexercisable
James Kennard	-0-	$ -0-	-0-	$ -0-
Gary J. Davis	3,750,000/0	$ -0-	3,750,000/0	$ -0-

Option Issuances in 2002

On March 1, 2002, we adopted a new 2002 Employees and Consultants Stock Option Plan, which authorized the grant of options to purchase up to 100,000,000 shares of our common stock pursuant to the plan. From April to August 2002, we granted options to consultants under this Plan to purchase 30,500,000 shares of common stock. All of these options have been exercised.

On October 7, 2002, the board of directors revoked the 2002 Employees and Consultants Stock Option Plan. No options granted pursuant to the plan remain outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following tables contain information regarding the ownership of our voting securities as of September 30, 2002, by each director and named executive officer, the directors and named executive officers as a group, and each person who we know to own beneficially more than 5% of the outstanding shares of each class of equity securities.

Except pursuant to applicable community property laws and except as otherwise indicated, each shareholder identified in the tables possesses sole voting and investment power with respect to its or his shares.

On September 30, 2002, 318,159,285 shares of our common stock were outstanding. In addition, we had granted options to employees to purchase up to 25,000,000 shares of common stock as discussed on page 11.

On September 30, 2002, there were 1,645,928 shares of series A preferred and 16,584 shares of series B preferred stock outstanding. The shares of Preferred Stock are convertible into our common stock at the option of the security holder, at the rate of five shares of common stock for each share of preferred stock. None of the officers, directors or 5% shareholders own any series B preferred stock.

Shareholder	Common	Series A Preferred	Percent Owned (1)
Gary J. Davis, President, CEO, Chairman, and Director [2] 3811 Bee Cave Road, Suite 210 Austin, Texas 78746	83,167,482	0	25.42%
Jimmy Nix II, CAO and Director [3] 3005 Sugar Berry Cove Round Rock, TX 78664	22,126,234	15,278	6.98%
Dennis Hawk, Director 3100 Donald Douglas North, Suite 201 Santa Monica, California 90405	6,546,982	0	2.06%
James R. Kennard, Director [3] 1053 Buckeye Lane Greentown, PA 18426	3,652,136	0	1.15%
Eugene M. Rothchild, Director 4 Woodcreek Drive Cincinnati, OH 45241	2,262,500	0	0.71%
Clark R. Doyal, Nominee for Director 121 Rio Bravo San Antonio, Texas 78232	0	0	0%
Bryan Forman, Nominee for Director 6836 Bee Cave Road; Suite 242 Austin, Texas 78746	0	0	0%
James D. (Jim) Schell, nominee for Director 5972 Glendower Plano, Texas 75093	0	0	0%
EWMW Limited Partnership [3] 2414 Jarratt Avenue Austin, Texas 78703	22,320,790	7,005	7.03%
Robert T. Kirk 2255 West Glades Road Boca Raton, FL 33433	16,008,840	0	5.03%
All directors and executive officers as a group (5 persons)	117,047,121	15,278	35.74%

(1) Percentage is determined by adding to the number of shares of common stock held by the shareholder the number of shares issuable to that owner on exercise of options and warrants and the number of common shares into which the owner's series A preferred shares are convertible, and dividing by the total number of outstanding shares plus that owner's option, warrant and series A conversion shares.

(2) Includes 9,000,000 shares issuable on the exercise of options owned by Mr. Davis, 59,000,000 shares held by two investment partnerships in which Mr. Davis is a partner, and 6,767,500 shares held by a corporation of which Mr. Davis is the sole shareholder.

(3) Includes warrants to purchase the following number of common shares by the following holders, which were received in our chapter 11 reorganization in January 2001:

Jimmy E. Nix, II	30,556
James R. Kennard	412,142
EWMW Limited Partnership	14,010

Certain Relationships and Related Transactions

Gary J. Davis became our president in January 2001, after the plan of reorganization was implemented. Mr. Davis is an officer of the general partner of the IPA Investors, LP, which purchased 15,000,000 of our common shares for $200,000 as part of the reorganization. Mr. Davis also acquired shares of our stock individually as a result of the exchange offer by our for shares of MedSmart. Mr. Davis has chosen to provide services to us and to be compensated by us through First Advisors, Inc., a personal consulting company wholly owned by Mr. Davis.

Also in May 2001, we entered a consulting agreement with First Advisors, Inc. to provide business consultation services. First Advisors is wholly owned by Mr. Davis. First Advisors agreed to assist and advise HealthVIP in implementing its medical benefits discount program. In addition, First Advisors assisted us in refining our marketing and sales plans and establishing strategic relationships with prospective suppliers, customers and distribution partners. The consulting agreement with First Advisors was approved by a majority of our disinterested directors. Mr. Davis is being compensated through our arrangement with First Advisors. Since March 15, 2001, Mr. Davis has not received compensation directly from us for his services as CEO.

On October 26, 2001, we entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement") with Premium Holdings, Inc., HealthMed, Inc., World Trust Investments, The Beverly Center Trust, Mitchell J. Stein, and Dennis J. Hawk (collectively the Stein Group). In implementing the Settlement Agreement, we issued 6,546,982 shares of our common stock to HealthMed, Inc., a Nevada company, 6,546,982 shares of common stock to Dennis J. Hawk, and also appointed Dennis J. Hawk to the board of directors to fill the vacancy left by the resignation of Gregory J. Figaro.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Regulations require that our directors, officers, and greater than 10 percent shareholders file reports of ownership and changes in ownership with the SEC and the NASD and furnish us with copies of all such reports they file. Based solely upon a review of the copies of the forms furnished to us, or written representations from certain reporting persons that no reports were required, we believe that no one failed to file required reports on a timely basis for any transactions in our securities in 2001.

Each director requires an affirmative vote of a majority of the outstanding stock to approve his appointment.

Proposal 4:   APPROVAL OF THE 2002 STOCK OPTION & INCENTIVE PLAN

The board of directors recommends a vote FOR the 2002 Stock Option & Incentive Plan.

On October 7, 2002, our board of directors approved the 2002 Stock Option & Incentive Plan (the "Plan"). We seek to attract and retain highly qualified personnel who will contribute to our success by their ability, ingenuity and industry and to provide incentives to the participating officers, employees, directors, consultants, and advisors that are linked directly to increases in stockholder value and inures to the benefit of all or our stockholders.

Our board of directors or a committee thereof (the "Administrator") will determine which persons eligible will be granted stock awards of any type. The Plan is unfunded. The Administrator may cancel or re-price any rights under the Plan. The stock awards do not constitute a right to employment or a right to continued employment. The Plan will be effective on the date the shareholders approve it and will terminate ten years after the earlier of the date the Plan is adopted by the board of directors or the shareholders, unless terminated sooner. The following summarizes the major points of the Plan but is no substitute for a thorough reading of it. A copy of the Plan is included as Exhibit "B."

Shares Subject To the Plan

The stock subject to the Plan may be unissued common stock or reacquired common stock, bought on the market or otherwise. The aggregate stock that may be issued pursuant to any type of stock award shall not exceed thirty-five percent (35%) of our common stock that is issued and outstanding. The market value of our common stock on September 30, 2002, was $0.002 per shares, as quoted on the OTC Bulletin Board. If an award expires or otherwise terminates, without having been exercised in full, the stock not acquired under such the award shall revert to and again become available for issuance under the Plan.

Eligibility

Stock options may be granted to our officers (including officers who are also directors), directors, employees, and consultants. Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from among the eligible employees, consultants and advisors, and the Administrator shall determine, in its sole discretion, the number of shares covered by each award. No person shall be eligible for the grant of an option if at the time of grant, such person owns or is deemed to own more than ten percent (10%) of the total combined voting power of all classes of our stock or the stock of our affiliates. The Administrator may accelerate the exercise period for any awards, may adjust the awards if any change is made to our common stock, and may amend the Plan.

Options

Any stock option granted under the Plan shall be in such form as the Administrator may from time to time approve, and the provisions of stock option awards need not be the same with respect to each optionee. We will enter into an option agreement with any eligible person, which will set forth the terms and conditions of the options granted.

The stock options granted under the Plan may be of two types: (i) Incentive Stock Options and (ii) Non-Qualified Stock Options. The Administrator shall have the authority to grant any combination of both types of stock options. To the extent that any stock option does not qualify as an Incentive Stock Option, it shall constitute a separate Non-Qualified Stock Option. More than one option may be granted to the same optionee and be outstanding concurrently under this agreement.

All options shall be subject to the following conditions:

(1)   No option shall be exercisable after the expiration of five (5) years from the date granted.

(2)   The option price per share of stock purchasable under a stock option shall be not less than one hundred percent (100%) of the fair market value of the stock subject to the option on the date the option is granted and shall not in the case of Non-Qualified Stock Options, be less than 75% of the fair market value of the stock on such date.

(3)   No stock option shall be transferable by the optionee, and all stock options shall be exercisable, during the optionee's lifetime only by the optionee.

(4)   Stock options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator at or after grant. The Administrator may provide, in its discretion, that any stock option shall be exercisable only in installments, and the Administrator may waive any installment exercise provisions at any time in whole or in part based on such factors as the Administrator may determine, in its sole discretion.

(5)   The purchase price of stock acquired pursuant to an option shall be paid in cash at the time the option is exercised, by delivery to us of other shares of our common stock, by a deferred payment or other arrangement acceptable to Administrator, or in any other form of legal consideration that may be acceptable to the Administrator.

(6)   If an optionee's employment with or service as a director of or consultant or advisor to the Company terminates by reason of death, disability, or for any other reason; the stock option may thereafter be exercised within twelve (12) months after termination or to the extent provided in the applicable subscription or award agreement, or as otherwise determined by the Administrator.

(7)   The option may include a provision whereby the optionee may elect at any time while an employee, director or consultant to exercise the option as to any part or all of the shares subject to the option prior to the full vesting of the option. Any unvested shares so purchased may be subject to a repurchase right in our favor or to any other restriction we determine to be appropriate.

(8)   The Administrator has the authority to include as part of any option agreement a provision entitling the optionee to a further option in the event the optionee exercises the option by surrendering other shares of common stock in accordance with the Plan and the terms and conditions of the option agreement. Any such further options shall be for the same number of shares as the original option, shall the same expiration date as the original option, shall have the same exercise price as the original option, and shall have the same vesting schedule as the original option.

(9)   To the extent that the aggregate fair market value (determined as of the date the Incentive Stock Option is granted) of shares of stock with respect to which Incentive Stock Options granted to an optionee under the Plan and all other option plans become exercisable for the first time by the optionee during any calendar year exceeds $100,000, such stock options shall be treated as Non-Qualified Stock Options.

Stock Bonuses and Purchases of Restricted Stock

Any stock bonuses granted or restricted stock purchases allowed under the Plan shall be in such form as the Administrator may from time to time approve, and the provisions of these awards need not be the same with respect to each optionee. We will enter into a restricted stock purchase agreement with any eligible person, which will set forth the terms and conditions of the award. All stock bonuses and restricted stock purchases shall be subject to the following conditions:

(1)   The purchase price under each restricted stock purchase agreement shall be such amount as the Administrator shall determine and designate in such agreement, but in no event shall the purchase price be less than eighty-five percent (85%) of the fair market value of the stock on the date such award is made. Eligible participants in the Plan may be awarded stock pursuant to a stock bonus agreement in consideration for past services actually rendered to us or for our benefit.

(2)   Stock bonus or restricted stock purchase agreements shall be transferable only by will, by the laws of descent and distribution, or pursuant to a qualified domestic relations order.

(3)   The purchase price of stock acquired pursuant to stock bonus or restricted stock purchase agreements shall be paid in cash at the time of purchase, by a deferred payment or other arrangement acceptable to Administrator, or in any other form of legal consideration that may be acceptable to the Administrator.

(4)   We may require the recipient of shares sold or awarded under the Plan to grant us the option to repurchase the shares in accordance with a vesting schedule to be determined by the Administrator.

(5)   If an eligible participant's employment with or service as a employee, director, or consultant terminates, we may repurchase or otherwise reacquire any or all of the shares of stock held by such employee, director or consultant which have not vested as of the date of termination under the terms of the stock bonus or restricted stock purchase agreement.

Stock Appreciation Rights

Any stock appreciation rights granted under the Plan shall be in such form as the Administrator may from time to time approve, and the provisions of stock appreciation rights awards need not be the same with respect to each optionee. We will enter into a stock appreciation rights agreement with any eligible person, which will set forth the terms and conditions of the stock appreciation rights granted. The holder of any stock appreciation rights must notify us in writing of any exercise of the rights.

The Plan authorizes three types of stock appreciation rights:

Tandem Stock Appreciation Rights. Tandem stock appreciation rights may be granted appurtenant to an option, and are subject to the same terms and conditions applicable to the particular option grant to which it pertains. The appreciation distribution payable on the exercised tandem right shall be in cash (or, if so provided, in an equivalent number of shares of stock based on fair market value on the date of the option surrender) in an amount up to the excess of (A) the fair market value (on the date of the option surrender) of the number of shares of stock covered by that portion of the surrendered option in which the optionee is vested over (B) the aggregate exercise price payable for such vested shares.

Concurrent Stock Appreciation Rights. Concurrent stock appreciation rights will be granted appurtenant to an option and may apply to all or any portion of the shares of stock subject to the underlying option and are subject to the same terms and conditions applicable to the particular option grant to which it pertains. A concurrent stock appreciation right shall be exercised automatically at the same time the underlying option is exercised with respect to the particular shares of stock to which the concurrent stock appreciation right pertains. The appreciation distribution payable on an exercised concurrent stock appreciation right shall be in cash (or, if so provided, in an equivalent number of shares of stock based on fair market value on the date of the exercise of the concurrent stock appreciation right) in an amount equal to such portion as shall be determined by the Administrator at the time of the grant of the excess of (A) the aggregate fair market value (on the date of the exercise of the concurrent stock appreciation right) of the vested shares of stock purchased under the underlying option which have concurrent stock appreciation rights appurtenant to them over (B) the aggregate exercise price paid for such shares.

__Independent Stock Appreciation Rights.__ Independent stock appreciation rights will be granted independently of any Option and are subject to the same terms and conditions applicable to Nonstatutory Stock Options. The appreciation distribution payable on the exercised independent stock appreciation right shall be not greater than an amount equal to the excess of (A) the aggregate fair market value (on the date of the exercise of the independent stock appreciation right) of a number of our shares equal to the number of share equivalents in which the holder is vested under such independent stock appreciation right, and with respect to which the holder is exercising the independent stock appreciation right on such date, over (B) the aggregate fair market value (on the date of the grant of the independent stock appreciation right) of such number of shares of our stock. The appreciation distribution payable on the exercised independent stock appreciation right shall be in cash or, if so provided, in an equivalent number of shares of stock based on fair market value on the date of the exercise of the independent stock appreciation right.

Taxes

The person to whom any stock award is granted must satisfy any federal, state, provincial or local tax withholding obligation relating to the exercise or acquisition of stock and may do so by any of the following means: (1) tendering a cash payment; (2) authorizing us to withhold shares from the shares of the common stock otherwise issuable to the participant as a result of the exercise or acquisition of stock under the Stock Award; or (3) delivering to us owned and unencumbered shares of our common stock.

Awards in 2002

No awards have been made under the Plan since its adoption. The current directors do not anticipate granting any options, bonuses or awards under the Plan prior to the acquisition of ADS described beginning on page 2.

On March 1, 2002, we adopted a new 2002 Employees and Consultants Stock Option Plan, which authorized the grant of options to purchase up to 100,000,000 shares of our common stock pursuant to the plan. From April to August 2002, we granted options to employees and consultants under this Plan to purchase 30,500,000 shares of common stock. All of these options have been exercised.

On October 7, 2002, the board of directors revoked the 2002 Employees and Consultants Stock Option Plan. No options granted pursuant to the plan remain outstanding.

Equity Compensation Plan Information

The following table contains information regarding equity compensation plans of NHLT as of December 31, 2001.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders	-0-	-0-	-0-
Equity compensation plans not approved by security holders*	25,000,000	$0.02	-0-

*These options were canceled on July 2, 2002, when we terminated this Plan. None of the options issued under the Plan were exercised. See page 25 for more information.

The 2002 Stock Option & Incentive Plan requires an affirmative vote of a majority of the outstanding stock to approve it.

Proposal 5: APPROVAL OF THE ENGAGEMENT OF SPROUSE & ANDERSON, L.L.P., AS INDEPENDENT ACCOUNTANTS

The board of directors recommends a vote FOR the approval of Sprouse & Anderson L.L.P. as our independent accounts.

Effective February 14, 2001, the board of directors dismissed HJ & Associates, LLC (formerly Jones, Jensen & Company) of Salt Lake City, Utah as our independent accountant. There were no disagreements between HJ & ASSOCIATES and us. Also effective February 14, 2001, the board engaged Sprouse & Anderson, L.L.P. (formerly known as Sprouse & Winn, L.L.P.), of Austin, Texas, as our principal accountant.

It is the opinion of the board of directors that the certified public accounting firm of Sprouse & Anderson is best suited to conduct our audits, and reviews as well as related business consulting. We feel Sprouse & Anderson conducts its business with detailed thoroughness in an expeditiously professional and economical manner and recommends your approval of continuing to retain them. Mr. Lester Sprouse of Sprouse & Anderson is expected to attend the shareholder meeting, will have an opportunity to make a statement and will be available to respond to appropriate questions.

Audit Fees

The aggregate fees billed for professional services rendered for the audit of our annual financial statements for 2001 and the review of the financial statements included our Forms 10-QSB for March, June and September 2002 amount to approximately $38,750.

A majority of the shares able to vote is required for the Appointment of the Accountants to be approved.

Proposal 6:   OTHER MATTERS

The board of directors recommends a vote FOR the approval of Sprouse & Anderson L.L.P. as our independent accountants.

At the date of mailing of this proxy statement, we are unaware of any business to be presented at the annual meeting other than those items previously discussed. The proxy being solicited by the board of directors provides authority for the proxy holder, Gary J. Davis, to use his discretion to vote on such other matters as may lawfully come before the meeting, including matters incidental to the conduct of the meeting, and any adjournment thereof.

OTHER INFORMATION

Incorporation of Documents by Reference

The SEC allows us to "incorporate by reference" information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement. We incorporate by reference the documents listed below (SEC file No. 0-24778), which enclosed with this proxy statement:

- Our Annual Report on Form 10-KSB for the year ended December 31, 2001.
- Our Quarterly Report on Form 10-QSB for the period ended March 31, 2002.
- Our Quarterly Report on Form 10-QSB for the period ended June 30, 2002.
- Our Quarterly Report on Form 10-QSB for the period ended September 30, 2002.

Method and Cost of Soliciting Proxies

The accompanying proxy is being solicited on behalf of our board of directors. The expense of preparing, printing and mailing the form of proxy and the material used in the solicitation thereof will be borne by us. Our officers, directors, and employees may solicit proxies in person, or by mail, courier, telephone or facsimile. In addition, we have retained Interwest Transfer and ADP Proxy Services to mail out the enclosed proxies and to request brokerage houses and other nominees to forward soliciting material to beneficial owners. For these services we will pay a fee of approximately $5,700.

Where to Obtain Additional Information

We file annual, quarterly and period reports, proxy statements and other information with the Securities and Exchange Commission using the SEC's EDGAR system. You can find our SEC filings on the SEC's web site, www.sec.gov. You may read and copy any materials that we file with the SEC at its Public Reference Room at 450 5th Street, N.W., Washington, D.C. 20549. Our common stock is listed on the Nasdaq National Market System, under the symbol "NHLT.OB," and all reports, proxy statements and other information that we file with Nasdaq may be inspected at its offices at 1735 K Street N.W., Washington, D.C. 20006.

Our annual report, which contains audited financial statements, accompanies this proxy statement. We use the calendar year as our fiscal year.

Proposals by Shareholders - 2003

Any proposal by a shareholder to be submitted for inclusion in proxy soliciting material for the 2003 annual shareholders meeting must be received by our corporate secretary no later than December 31, 2002.

Other Matters

We received no proposals from shareholders for inclusion in the proxy statement or for action at the 2002 annual meeting. We know of no matter to be acted upon at the meeting other than the matters above described. However, if any other matter should properly come before the meeting, the proxy holder named in the enclosed proxy will vote the shares for which he holds proxies in his discretion.

Your vote at the annual meeting is important to us. Please vote your shares of common stock by completing the enclosed proxy card and returning it to us in the enclosed envelope.


By Order of the Board of Directors

Gary J. Davis
Gary J. Davis, Chairman, CEO & President


**INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTARY DATA**

ALTERNATIVE DELIVERY SOLUTIONS, INC.
Unaudited Financial Statements
For the periods ended December 31, 2001, and September 30, 2002

**NATIONAL HEALTH & SAFETY CORPORATION and
ALTERNATIVE DELIVERY SOLUTIONS, INC.**

Please refer to our Annual Report on Form 10-KSB for 2001, for audited financial information
for National Health & Safety Corporation for the year ended December 31, 2001 and 2000.
Please refer to our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002,
for unaudited financial information for the nine months ended September 30, 2002 and 2001.
Both our 10-KSB and our 10-QSB are enclosed with this proxy statement

Alternative Delivery Solutions, Inc.
Balance Sheets
September 30, 2002 and December 31, 2001

	9/30/02 (Unaudited)	12/31/01 (Unaudited)
ASSETS		
CURRENT ASSETS		
Cash	$ 98,803	$ 27,098
Accounts receivable, net	102,522	38,146
Total current assets	201,325	65,244
FURNITURE AND FIXTURES (at cost)		
Furniture and equipment	80,760	5,866
Accumulated depreciation	(12,215)	(121)
Net furniture and fixtures	68,545	5,745
OTHER ASSETS	1,000	1,000
Total assets	$ 270,870	$ 71,989
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 81,061	$ 188
Accrued payroll	20,057	41,888
Accrued expenses	-	14,740
Notes payable - current portion	75,000	-
Other current liabilities	19,063	2,664
Total current liabilities	195,181	59,480
OTHER LIABILITIES		
Notes payable	211,000	100,000
Related party notes payable	38,762	-
Other liabilities	-	-
Total other liabilities	249,762	100,000
Total liabilities	444,943	159,480
STOCKHOLDERS' EQUITY		
Common stock, par value $0.00 per share; 500,000 and 100,000 shares authorized, and 121,429 and 100,000 issued and outstanding at September 30 and December 31, respectively	-	-
Capital in excess of par value	301,000	1,000
Accumulated deficit - prior	(88,491)	-
Accumulated deficit – current year	(386,582)	(88,491)
Total stockholders' equity	(174,073)	(87,491)
Total liabilities and stockholders' equity	$ 270,870	$ 71,989

See notes to financial statements

Alternative Delivery Solutions, Inc.
Statements of Income
For the Nine Month Period Ended September 30, 2002 and From Inception
October 22, 2001 Through December 31, 2001

	9/30/02 (Unaudited)	Inception to 12/31/01 Unaudited)
SALES	$ 678,815	$ 76,283
COST OF GOODS SOLD	465,753	55,015
GROSS PROFIT	213,062	21,268
EXPENSES		
Selling general and administrative	587,132	109,722
Depreciation	12,094	121
	599,226	109,843
NET OPERATING INCOME (LOSS)	(386,164)	(88,575)
OTHER INCOME (EXPENSE)		
Other income	35	184
Other expense	(453)	(100)
	(418)	84
NET INCOME (LOSS)	$ (386,582)	$ (88,491)

See notes to financial statements

A-2

Alternative Delivery Solutions, Inc.
Statements of Cash Flows
For the Nine Month Period Ended September 30, 2002 and From Inception
October 22, 2001 Through December 31, 2001

	9/30/02 (Unaudited)	Inception to 12/31/01 Unaudited
Operating Activities		
Net income (loss)	$ (386,582)	$ (88,491)
Adjustments to reconcile net income to net cash (used in) provided by operating activities		
Depreciation and amortization	12,094	121
Changes in operating assets and liabilities		
Increase in accounts receivable	(64,376)	(38,146)
Increase in accounts payable	80,872	188
Increase in accrued payroll	(21,830)	41,887
Increase (decrease) in accrued expenses	(14,740)	14,740
Increase in other current liabilities	16,399	2,664
Net cash (used in) provided by operating activities	(378,163)	(67,037)
Investing Activities		
Purchases of property and equipment	(74,894)	(5,866)
Increase in other assets	-	(1,000)
Net cash provided by (used in) investing activities	(74,894)	(6,866)
Financing Activities		
Proceeds from notes payable	211,000	100,000
Proceeds from related party notes payable	38,762	-
Proceeds from equity investments	300,000	1,000
Principal repayment of notes payable	(25,000)	-
Net cash provided by (used in) financing activities	524,762	101,000
Net increase (decrease) in cash and cash equivalents	71,705	27,098
Cash and cash equivalents at beginning of year	27,098	-
Cash and cash equivalents at end of year	$ 98,803	$ 27,098
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 6,786	$ -
Cash paid for income taxes	$ -	$ -

See notes to financial statements

A-3

Alternative Delivery Solutions, Inc.
Notes to Financial Statements
For the Nine Month Period Ended September 30, 2002 and From Inception
October 22, 2001 Through December 31, 2001

1. Organization

Alternative Delivery Solutions, Inc. (a Texas corporation) (the "Company") operates as a provider of turn-key support for its client's direct marketing needs, with primary emphasis on alternate delivery (door-to-door distribution). The Company was formed in October 2001, is based in San Antonio, Texas and services clients worldwide.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of money market funds with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Furniture and Fixtures

Furniture and fixtures is stated at cost, less accumulated depreciation. Depreciation is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from three to five years using the straight-line method.

3. Furniture and Fixtures

Furniture and fixtures consisted of the following at September 30, 2002 and December 31, 2001

	September 30	December 31
Computer equipment	$ 64,188	$ 2,056
Office furniture	16,572	3,810
	80,760	5,866
Less: accumulated depreciation	(12,215)	(121)
Furniture and fixtures, net	$ 68,545	$ 5,745

Depreciation expense was $12,094 and $121 for the periods ended September 30, 2002 and December 31, 2001, respectively.

4. Notes Payable

Notes payable at September 30, 2002 and December 31, 2001 consisted of: (a) notes in the aggregate amounts of $211,000 and $100,000, respectively, to an individual investor with re-payment terms beyond September 30, 2003, (b) notes in the aggregate amounts of $75,000 and $0, respectively, to individual investors with re-payment required prior to December 31, 2002; and (c) $38,762 and $0, respectively, in monies due to shareholder with no specified re-payment terms.

National Health and Safety Corporation and Alternative Delivery Solutions, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
September 30, 2002

	Alternative Delivery Solutions, Inc. (Unaudited)	National Health and Safety Corp (Unaudited)	Pro Forma Adjustments	Pro Forma Consolidated (Unaudited)
ASSETS				
CURRENT ASSETS				
Cash	$ 98,803	$ 4,687	-	103,490
Accounts receivable, net	102,522	-	-	102,522
Total current assets	201,325	4,687	-	206,012
FURNITURE AND FIXTURES (at cost)				
Furniture and equipment	80,760	-	-	80,760
Accumulated depreciation	(12,215)	-	-	(12,215)
Net furniture and fixtures	68,545	-	-	68,545
OTHER ASSETS				
Goodwill (Note 3)	-	700,000	95,313	795,313
Other assets	1,000	-	-	1,000
	1,000	700,000	95,313	796,313
Total assets	$ 270,870	$ 704,687	$ 95,313	$ 1,070,870
LIABILITIES AND STOCKHOLDERS EQUITY				
CURRENT LIABILITIES				
Accounts payable	$ 81,061	$ -	$ -	$ 81,061
Accrued payroll	20,057	-	-	20,057
Accrued expenses (Note 2)	-	310,882	(310,882)	-
Accounts payable to affiliate (Note 2)	-	568,648	(568,648)	-
Notes payable – current portion (Note 2)	75,000	66,481	(66,481)	75,000
Other current liabilities	19,063	-	-	19,063
Total current liabilities	195,181	946,011	(946,011)	195,181
OTHER LIABILITIES				
Notes payable	211,000	-	-	211,000
Related party notes payable (Note 2)	38,762	36,000	(36,000)	38,762
Other liabilities	-	-	-	-
Total other liabilities	249,762	36,000	(36,000)	249,762
Total liabilities	444,943	982,011	(982,011)	444,943

STOCKHOLDERS' EQUITY				
Preferred Stock Series A (Note 4)	-	1,646	(1,646)	-
Preferred Stock Series B (Note 4)	-	17	(17)	-
Preferred Stock (Note 4)			17	17
Common Stock (Note 2)	301,000	320,009	1,456,225	340,557
Note 3			13,358	
Note 3			(1,000)	
Note 4			(1,766,240)	
Note 4			17,205	
Additional paid in capital (Note 2)	-	5,677,600	982,011	6,941,709
Note 2			(1,456,225)	
Note 3			(13,358)	
Note 4			1,751,681	
Accumulated deficit – prior	(88,491)	(5,107,769)	-	(5,196,260)
Accumulated deficit - current year	(386,582)	(1,168,827)	95,313	(1,460,096)
Total stockholders' equity	(174,073)	(277,324)	1,077,324	625,927
Total liabilities and stockholders' equity	$ 270,870	$ 704,687	$ 95,313	$ 1,070,870

See explanation to pro forma consolidated financial statements

National Health and Safety Corporation and Alternative Delivery Solutions, Inc.
Unaudited Pro Forma Consolidated Statement of Income
For the Nine Month Period Ended September 30, 2002

	Alternative Delivery Solutions, Inc. (Unaudited)	National Health and Safety Corp (Unaudited)	Pro Forma Adjustments	Pro Forma Consolidated (Unaudited)
SALES	$ 678,815	$ 13,632	$ -	$ 692,447
COST OF GOODS SOLD	465,753	41	-	465,794
GROSS PROFIT	213,062	13,591	-	226,653
EXPENSES				
Selling, general and administrative	587,132	724,765	-	1,311,897
Depreciation and amortization	12,094	534	-	12,628
	599,226	725,299	-	1,324,525
NET OPERATING INCOME (LOSS)	(386,164)	(711,708)	-	(1,097,872)
OTHER INCOME (EXPENSE)				
Impairment of goodwill (Note 3)	-	(451,966)	95,313	(356,653)
Other income	35	-	-	35
Other expense	(453)	(5,153)	-	(5,606)
	(418)	(457,119)	95,313	(362,224)
NET INCOME (LOSS)	$ (386,582)	$ (1,168,827)	$ 95,313	$ (1,460,096)
BASIC LOSS PER COMMON SHARE	$ (3.87)	$ (0.00)		$ (0.08)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	100,595	286,606,696		17,797,925

National Health & Safety Corporation and Alternative Delivery Solutions, Inc.
Explanation to Unaudited Pro Forma Consolidated Financial Statements

1.   General Description of Transactions and Adjustments to Pro Forma Financial Statements

In 2002 the Board of Directors of National Health and Safety Corporation ("NHLT") approved a plan of merger with Alternative Delivery Solutions, Inc. ("ADS") a privately-held Texas corporation. Preliminary Proxy has been filed by NHLT and the transaction is expected to close approximately December 31, 2002.

For accounting purposes the combination will be treated as a "reverse acquisition" in accordance with APB 16, with ADS treated for accounting purposes as the acquiring company. ADS is acquiring 15,000,000 shares of NHLT common stock (post-reverse split as outlined below) which represents 75% of the consolidated entity. The value of NHLT's 25% ownership in the combined entity will be $800,000, which was determined based on the current value of ADS in its recent round of equity financing.

Because the actual cost to acquire NHLT was greater than the book value of assets acquired, the goodwill on NHLT's books from its previous acquisition of MedSmart was adjusted accordingly. The computation of the provision for goodwill recorded on the transaction was as follows:

Value of acquisition	$ 800,000
Net assets of NHLT acquired (no liabilities acquired)	4,687
Provision for goodwill	$ 795,313

Pursuant to the Acquisition Agreement, the amount of liabilities that NHLT retained on its financial statements at the date of acquisition was zero. To meet this requirement some of the holders of $982,011 of Notes Payable and Accounts Payable, as reflected on NHLT's September 30, 2002 unaudited financial statements (Form 10QSB), will convert their total debts to equity in NHLT. The balance of the liabilities will be satisfied by NHLT issuing additional stock for cash, which will be used to retire the debt not converted to equity as mentioned above. In addition as a part of the Agreement, NHLT will conduct a one (1) for one-hundred (100) reverse stock split, including all common and preferred stock.

The pro forma consolidated financial statements of ADS (unaudited) and NHLT (unaudited, filed on Form 10QSB) reflect the results for the nine month period ended September 30, 2002. The pro forma consolidated balance sheet reflects NHLT's issuance of 145,622,583 shares of Common Stock (pre-reverse split) for all outstanding liabilities of NHLT, the provision for Goodwill of $795,313, and the 1 for 100 reverse stock split. The pro forma consolidated income statement includes the $95,313 decrease in impairment of goodwill to reflect the increase in goodwill from $700,000 to $795,313.

**National Health & Safety Corporation and Alternative Delivery Solutions, Inc.
Explanation to Unaudited Pro Forma Consolidated Financial Statements (Continued)**

1.   General Description of Transactions and Adjustments to Pro Forma Financial Statements (Continued)

Alternative Delivery Solutions, Inc. (a Texas corporation) operates as a provider of turn-key support for its client's direct marketing needs, with primary emphasis on alternate delivery (door-to-door distribution). The Company was formed in October 2001, is based in San Antonio, Texas and services a wide range of clients throughout the U.S.

2.   Conversion of NHLT debt to equity

Prior to the transaction with ADS, holders of $102,481 of notes payable and $879,530 in accounts payable, converted these liabilities into NHLT equity; 145,622,583 common shares pre-reverse split (1,456,225 shares post-reverse split). This pro forma adjustment eliminates liabilities of $982,011 and increases additional paid in capital by an equal amount.

3.   Purchase Accounting

ADS' purchase of NHLT includes all of its assets and no liabilities. The specific assets acquired include: $4,687 in cash. The pro forma adjustment related to the purchase includes adjustments to goodwill and impairment of goodwill. The value of NHLT's 25% post-acquisition ownership in ADS is $800,000, which results in goodwill of $795,313 and a decrease in impairment of goodwill of $95,313. This adjustment effectively increases the previously existing $700,000 goodwill balance to $795,313.

4.   Reverse Stock Split

Related to the transaction with ADS, The Board of Directors of NHLT approved and submitted to its shareholders an amendment to the Articles of Incorporation to: (a) effect a one for one hundred reverse stock split of the then outstanding shares of Common and Preferred Stock; and (b) to reduce the number of authorized shares of Common Stock from 500,000,000 to 100,000,000 and the number of authorized shares of Preferred Stock from 50,000,000 to 10,000,000. New Common Shares will be issued to shareholders in exchange for their Old Common Shares in the ratio of one New Common Share for each 100 Old Common Shares held, thus effecting a one-for-one hundred, reverse stock split. Similarly, new series A and series B preferred shares will be issued to preferred shareholders in exchange for their old series A and series B preferred shares in the ratio of one new series A preferred share for each 100 old series A and series B preferred shares held.

The pro forma adjustment to record the reverse stock split effectively eliminates existing Series A and B preferred shares and common shares with a corresponding adjustment to additional paid in capital and reissues the shares on a 1 for 100 basis with a corresponding adjustment to additional paid in capital.

NATIONAL HEALTH & SAFETY CORPORATION
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Gary J. Davis as Proxy with the power to appoint his substitute, and hereby authorizes him to represent and to vote, as designated below, all the shares of stock of National Health & Safety Corporation held on record by the undersigned on September 27, 2002, at the Annual Meeting of Shareholders to be held at 5508 Highway 290 West, Suite 202, Austin, Texas 78735, on December 18, 2002, at 10 a.m. (C.S.T.).

1.   To approve the Reverse Stock Split.
_____   For   _____   Against   _____   Abstain

2.   To approve changing the name of the corporation to ADS Media Group, Inc.
_____   For   _____   Against   _____   Abstain

3.   Election of Directors or any adjournment thereof. FOR ALL NOMINEES LISTED BELOW (EXCEPT AS MARKED TO THE CONTRARY BELOW).
(To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below.)

G. Davis   J. Nix   B. Forman   C. Doyal   J. Schell

4.   To approve the 2002 Employees and Consultants Stock Option Plan.
_____   For   _____   Against   _____   Abstain

5.   To ratify the appointment of Sprouse & Anderson, L.L.P. as NHLT's independent accountants.
_____   For   _____   Against   _____   Abstain

6.   To transact such other business as may properly come before the Annual Meeting and any adjournments thereof.
_____   For   _____   Against   _____   Abstain

THE SHARES REPRESENTED HEREBY SHALL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, SUCH SHARES SHALL BE VOTED FOR PROPOSALS 1-6.

Please sign and date this Proxy. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., please indicate your full title. Proxies received in this office later than 9:00 a.m. on December 18, 2002, will not be voted upon unless the shareholders are present to vote their shares. **Please mark, sign, date and return the Proxy Card PROMPTLY.**

Dated: _____

Signature   _____   Signature if held jointly   _____

PROXY CARD